The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary, the Dealer Manager or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF TRANSMITTAL

 for Common Shares of

PIONEER METALS CORPORATION

 pursuant to the Offer dated June 19, 2006 of

NOVAGOLD RESOURCES INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (VANCOUVER TIME) ON JULY 25, 2006 (THE “EXPIRY TIME”), UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

          This Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with all other required documents, must accompany share certificates (the “Share Certificates”) for common shares (the “Common Shares”) of Pioneer Metals Corporation (the “Company”), deposited pursuant to the offer (the “Offer”) dated June 19, 2006 made by NovaGold Resources Inc. (the “Offeror”) to holders of Common Shares.

          The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and accompanying Circular (together, the “Offer Document”) dated June 19, 2006, have the meanings ascribed to them in the Offer Document.

          Holders of Common Shares who wish to deposit such Common Shares but whose certificates for such Common Shares are not immediately available, or who cannot deliver all other required documents to the Depositary no later than the Expiry Time, must deposit their Common Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”. See Instruction 2 herein, “Procedure for Guaranteed Delivery”.

          This Letter of Transmittal is to be used if certificates are to be forwarded herewith.

TO:	NOVAGOLD RESOURCES INC.

AND TO:	CIBC MELLON TRUST COMPANY (THE “DEPOSITARY”), AT ITS OFFICES SET OUT HEREIN

          The undersigned delivers to you the enclosed certificate(s) for Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares.

The following are the details of the enclosed certificate(s):

COMMON SHARES

Number of
		Common	Number of
		Shares	Common
		Represented	Shares
Certificate Number(s)*	Name(s) in which Registered	by Certificate	Deposited*

TOTAL:

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

*	Unless otherwise indicated, all Common Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6, “Partial Deposits”.

          The undersigned acknowledges receipt of the Offer Document and represents and warrants that: (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal (the “Deposited Securities”) and any Other Securities (as defined below) being deposited; (ii) the undersigned or the person on whose behalf the Deposited Securities (and Other Securities) are being deposited owns the Deposited Securities that are being deposited (and any Other Securities); (iii) the Deposited Securities and Other Securities have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Securities and Other Securities, to any other person; (iv) the deposit of the Deposited Securities and Other Securities complies with applicable laws; and (v) if and when the Deposited Securities and Other Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereof, free and clear of all liens, charges, encumbrances, claims, equities or rights of others of any nature. The acceptance of the Offer pursuant to the procedures set forth herein shall constitute an agreement between the depositing holder of Common Shares and the Offeror in accordance with the terms and conditions of the Offer.

          IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer Document and in this Letter of Transmittal, subject only to the provisions of the Offer Document regarding withdrawal rights, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Securities and delivers to you the enclosed Share Certificate(s) representing the Deposited Securities and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Deposited Securities, and in and to all rights and benefits arising from the Deposited Securities including any and all Other Securities (as defined below).

          If, on or after the date of the Offer, the Company should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to holders of record on a date which is prior to the transfer to the name of the Offeror or its nominees or transferees on the Company’s transfer register of Common Shares accepted for purchase pursuant to the Offer, the whole of such distribution shall be received and held by the depositing holders for the account of the Offeror until the Offeror pays for such Common Shares and shall be promptly remitted and transferred by the depositing holders to the Depositary for the account of the Offeror, accompanied by proper documentation of transfer; provided that, in the case of a cash distribution payable to a depositing holder that does not exceed the purchase price per Common Share payable in cash to such holder pursuant to the Offer (if applicable), the amount of such distribution will be applied by the Offeror in full or partial payment of such cash purchase price and the amount of cash otherwise payable by the Offeror in payment of the purchase price will be reduced by such amount. Pending such remittance, the Offeror will be entitled to all rights and privileges as owner of any such distribution and may withhold the entire purchase price payable by the Offeror to the depositing holder or deduct from the purchase price payable by the Offeror to the depositing Shareholder pursuant to the Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

          If the undersigned’s Share Certificates are not immediately available, or the undersigned cannot deliver its Share Certificates and all other required documents to the Depositary prior to the Expiry Time, the undersigned must deliver its Common Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer, “Manner of Acceptance - Procedure for Guaranteed Delivery”.

          The undersigned irrevocably appoints each officer of the Depositary and each officer of the Offeror and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact and proxies of the undersigned with respect to the Deposited Securities registered in the name of the undersigned on the books of the Company and deposited pursuant to the Offer and purchased by the Offeror (the “Purchased Securities”), and with respect to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, “Other Securities”), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 11 of the Offer, “Changes in Capitalization; Dividends; Distributions; Liens”.

          The power of attorney will be granted upon execution of this Letter of Transmittal and shall be effective on and after the date that the Offeror takes up and pays for Purchased Securities (the “Effective Date”), with full power of substitution and resubstitution in the name of and on behalf of the undersigned (such power of attorney, coupled with an interest, being irrevocable) to: (i) register or record the transfer of Purchased Securities and Other Securities on the registers of the Company; (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any person or persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of relevant securities of the Company; (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and (iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Transmittal.

          The undersigned also agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise or any adjournment thereof) of holders of Common Shares or holders of Other Securities and not to exercise any or all of the other rights or privileges attached to the Purchased Securities or Other Securities and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents, in form and on terms satisfactory to the Offeror, in respect of all or any of the Purchased Securities or Other Securities, and to designate in such instruments of proxy the person or persons specified by the Offeror as the proxy or the proxy nominee or nominees of the holder in respect of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto.

          The undersigned covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned therein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

          The undersigned instructs the Depositary, upon the Offeror taking up the Deposited Securities, to mail a cheque, payable in Canadian funds, representing the cash payment to which the undersigned is entitled by mail or to hold such cheque, if any, for pick-up, in accordance with the instructions given below. All amounts payable by the Offeror for Deposited Securities will be in Canadian currency. Should any Deposited Securities not be purchased, the deposited certificates and other relevant documents shall be returned promptly in accordance with the instructions in the preceding sentence. The undersigned acknowledges that the Offeror has no obligation pursuant to the instructions given below to transfer any Deposited Securities from the name of the registered holder thereof if the Offeror does not purchase any of the Deposited Securities.

          By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. Ayant utilisé une lettre de transmission en langue anglaise, le soussigné est présumé avoir requis que tout contrat attesté par l’offre acceptée par la présente lettre de transmission, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A	BLOCK B
ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE
(please print or type)	(unless Block C is checked) TO:
(please print or type)

(Name)	(Name)

(Street Address and Number)

(City and Province or State)

(Country and Postal (or Zip) Code)	(Street Address and Number)

(Telephone - Business Hours)	(City and Province or State)

(Tax Identification, Social Insurance or
Social Security Number)	(Country and Postal (or Zip) Code)

BLOCK C

[ ] HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED. (Check box)

Signature guaranteed by (if required under Instruction 4):

Dated: _________________________, 2006

Authorized Signature of Guarantor	Signature of holder of Common Shares or
Authorized Representative - See Instructions 3 and 5

Name of Guarantor (please print or type)	Name of holder of Common Shares
(please print or type)

Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please
print or type)

Daytime telephone number of holder of Common Shares or
Authorized Representative

Daytime facsimile number of holder of Common Shares or
Authorized Representative

Tax Identification, Social Insurance or Social Security
Number of holder of Common Shares

BLOCK D

INDICATE WHETHER OR NOT YOU ARE A U.S. SECURITYHOLDER OR ARE ACTING ON
BEHALF OF A U.S. SECURITYHOLDER

[ ] The owner signing above represents that it is not a U.S. Securityholder and is not acting on behalf of a U.S. Securityholder.

[ ] The owner signing above is a U.S. Securityholder or is acting on behalf of a U.S. Securityholder.

           A U.S. Securityholder is any Securityholder that is either (A) providing an address in Block “B” which is located within the United States or any territory or possession thereof or (B) a U.S. person for United States federal income tax purposes.

           IF YOU ARE A U.S. SECURITYHOLDER OR ARE ACTING ON BEHALF OF A U.S. SECURITYHOLDER, THEN IN ORDER TO AVOID BACKUP WITHHOLDING YOU MUST COMPLETE THE SUBSTITUTE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN THE INSTRUCTIONS.

BLOCK E

[ ] CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder: ________________________________________________________________________________

Date of Execution of Notice of Guaranteed Delivery: _____________________________________________________________

Window Ticket Number (if any):

Name of Institution which Guaranteed Delivery:

BLOCK F

DEALER OR BROKER SOLICITING ACCEPTANCE OF THE OFFER*

The owner signing above represents that the member of the Soliciting Dealer Group who solicited and obtained this deposit is:

(please print or type)

(Firm)	(Registered Representative)	(Telephone Number)

(Address)	(Fax)

[ ] CHECK HERE IF LIST OF BENEFICIAL HOLDERS IS ATTACHED

[ ] CHECK HERE IF DISKETTE TO FOLLOW

* Only to be completed with respect to holders resident in Canada

SUBSTITUTE FORM W-9 - TO BE COMPLETED BY U.S. SECURITYHOLDERS ONLY

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Request for Taxpayer Identification Number and Certification	Part 1 - Taxpayer Identification Number (“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number) CERTIFY BY SIGNING AND DATING BELOW.	___________________________ Social Security Number(s) (If awaiting TIN, write “Applied For”) OR ___________________________ Employer Identification Number(s) (If awaiting TIN, write “Applied For”)
Part 2 - For payees exempt from backup withholding, please write “exempt” here (see instructions):

Part 3 - Certification - Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct TIN (or I am waiting for a TIN to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Signature of U.S. Person _______________________________ Date _______________, 2006

Certification Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

NOTE: Failure to furnish your correct TIN may result in a US$50 penalty imposed by the IRS and in backup withholding of 28% of the gross proceeds of any payments made to you pursuant to the Offer.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross proceeds of such payment may be withheld.

Signature: ______________________________________________ Date: _____________________________________, 2006

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the Deposited Securities and all other documents required by the terms of the Offer must be received by the Depositary at any of the offices specified on the back cover page no later than 9:00 p.m., Vancouver time, on July 25, 2006, unless the Offer is extended or unless the procedure for guaranteed delivery set out in Instruction 2 below is used.

(b)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Holders of Common Shares whose Common Shares are registered in the name of a stockbroker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Common Shares.

2.	Procedure for Guaranteed Delivery

          If a holder of Common Shares wishes to deposit such Common Shares pursuant to the Offer and certificates for such Common Shares are not immediately available, or the holder cannot deliver all other required documents to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

(a)	the deposit is made by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery (printed on green paper) in the form accompanying the Offer or a manually executed facsimile thereof, properly completed and signed, is received by the Depositary at the Toronto office of the Depositary at or prior to the Expiry Time as set forth in the accompanying Notice of Guaranteed Delivery; and

(c)

the certificate(s) representing deposited Common Shares, in proper form for transfer, together with a Letter of Transmittal or a manually executed facsimile thereof, properly completed and signed and all other documents required by the Letter of Transmittal, are received by the Depositary at the Toronto office of the Depositary at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

          The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary at the Toronto office of the Depositary as specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery to any office other than the Toronto office of the Depositary specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of making a guaranteed delivery.

          An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a commercial bank or trust company in the United States, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers in the United States, or banks or trust companies in the United States.

3.	Signatures

          This Letter of Transmittal must be completed and signed by the registered holder of Deposited Securities accepting the Offer described above or by such holder’s duly authorized representative (in accordance with Instruction 5).

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed.

If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

	(i)	such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.      Guarantee of Signatures

          If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Securities, or if Deposited Securities not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of the Company or if payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Securities, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.      Fiduciaries, Representatives and Authorizations

          Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6.      Partial Deposits

          If less than the total number of Common Shares evidenced by any certificate(s) submitted are to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.      Solicitation

          If the beneficial holder is resident in Canada, identify the investment dealer or stockbroker, if any, who solicited acceptance of the Offer by completing the appropriate box on this Letter of Transmittal and present a list of beneficial holders, if applicable.

8.      U.S. Securityholders and Substitute Form W-9

          United States federal income tax law generally requires that a U.S. Securityholder who receives cash in exchange for Common Shares must provide the Depositary with his or her correct Taxpayer Identification Number (“TIN”), which, in the case of a holder of Common Shares who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the IRS and backup withholding in an amount equal to 28% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained.

          To prevent backup withholding, each U.S. Securityholder must provide his or her correct TIN by completing the “Substitute Form W-9” set forth in this document, which requires such holder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such holder is awaiting a TIN), (2) that (i) the holder is exempt from backup withholding, (ii) the holder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends or (iii) the IRS has notified the holder that he or she is no longer subject to backup withholding, and (3) that the holder is a U.S. person (including a U.S. resident alien).

          Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN in Part 1 of Substitute Form W-9, write “Exempt” in Part 2 of such form, and sign and date the form.

          If a U.S. Securityholder does not have a TIN, such holder should: (i) apply for a TIN, (ii) write “Applied For” in the space for the TIN in Part 1 of the Substitute Form W-9, and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number set forth in this document. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

          If the Substitute Form W-9 is not applicable to a U.S. Securityholder because such holder is not a U.S. person for United States federal income tax purposes, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty or perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary. A U.S. SECURITYHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE OFFER.

9.      Stock Transfer Tax

          Except as otherwise provided in this Instruction 9, the Offeror will pay all stock transfer tax with respect to the transfer and sale of any Common Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Common Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Common Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer tax (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Common Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such tax, or exemption therefrom, is submitted.

10.     Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Securities, additional certificate numbers may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Securities are registered in different forms (e.g., “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)

No alternative, conditional or contingent deposits will be acceptable. All depositing holders of Common Shares by execution of this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of Deposited Securities for payment, except as required by applicable law.

(d)

The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia.

(e)

The Offeror will not pay any fees or commissions to any stockbroker or investment dealer or any other person for soliciting deposits of Common Shares pursuant to the Offer except as otherwise set forth in the Offer Document (other than to the Dealer Manager, the Soliciting Dealers and the Depositary).

(f)	Additional copies of the Offer Document, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

11.     Lost Certificates

          If a Share Certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to the Company’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Share Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or the Company’s transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

By Mail:	By Hand or By Courier:

	Vancouver	Toronto

P.O. Box 1036	1066 West Hastings Street,	199 Bay Street
Adelaide Street Postal	16th floor	Commerce Court West,
Station	Vancouver, British Columbia	Securities Level
Toronto, Ontario	V6E 3X1	Toronto, Ontario
M5C 2K4		M5L 1G9

Telephone: (416) 643-5500
Toll free: 1-800-387-0825

Email: inquiries@cibcmellon.com

The Dealer Manager for the Offer is:

RBC CAPITAL MARKETS

In Canada	In the United States

RBC Dominion Securities Inc.	RBC Capital Markets Corporation

200 Bay Street, 4th Floor	Two Embarcadero Center
Toronto, Ontario	Suite 1200
M5J 2N7	San Francisco, California, U.S.A. 94111

Telephone: (416) 842-7728	Toll Free: 1-866-370-5735
Toll Free: 1-866-370-5735

Any questions and requests for assistance may be directed by holders of Common Shares to the Depositary or the Dealer Manager at their respective telephone numbers and locations set out above. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.